Exhibit 99.1

SPROTT ANNOUNCES YEAR ENDED 2025 RESULTS

TORONTO, ON - February 19, 2026 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the year ended December 31, 2025.

Management commentary

"Sprott’s Assets Under Management (“AUM”) were $59.6 billion as at December 31, 2025, up 21% from $49.1 billion as at September 30, 2025 and up 89% from $31.5 billion as at December 31, 2024," said Whitney George, Chief Executive Officer of Sprott. "During the year we benefited from market value appreciation across the majority of our fund products and $3.9 billion in net sales, primarily in our Exchange Listed Products segment."

"It was a banner year for precious metals as gold, silver, platinum and palladium all dramatically outperformed traditional asset classes," continued Mr. George. "Despite recent volatility, the fundamentals for precious metals remain compelling. Our critical materials investment strategies also performed well in 2025, driven by growing investor demand as well as increased government intervention in response to rising geopolitical tensions."

"With our core expertise in precious metals and critical materials investments, we believe we are well positioned to capitalize on powerful macro-economic trends to create value for shareholders in the years ahead," concluded Mr. George.

Key AUM highlights1

•	AUM was $59.6 billion as at December 31, 2025, up 21% from $49.1 billion as at September 30, 2025 and up 89% from $31.5 billion as at December 31, 2024. On a three and twelve months ended basis, we benefited from market value appreciation across a majority of our fund products and positive net inflows to our exchange listed products.

Key revenue highlights

•	Management fees were $63.8 million for the quarter, up $22.4 million or 54% from $41.4 million for the quarter ended December 31, 2024 and $199 million on a full-year basis, up $43.6 million or 28% from $155.3 million for the year ended December 31, 2024. Carried interest and performance fees were $38.1 million in the quarter, up $35.6 million from $2.5 million for the quarter ended December 31, 2024 and $54.7 million on a full-year basis, up $47.3 million from $7.3 million for the year ended December 31, 2024. Net fees were $80.4 million for the quarter, up $41.9 million from $38.6 million for the quarter ended December 31, 2024 and $216 million on a full-year basis, up $71.4 million or 49% from $144.6 million for the year ended December 31, 2024. Our revenue performance in the quarter and on a full-year basis was due to a combination of higher average AUM on market value appreciation and inflows to our precious metals physical trusts and ETFs, the generation of performance fees in our managed equities and private strategies segments, and carried interest earned in a legacy fixed-term exploration LP within our managed equities segment.

•	Commission revenues were $2.7 million for the quarter, up $1.8 million from $0.8 million for the quarter ended December 31, 2024 and $8.5 million on a full-year basis, up $2.8 million or 49% from $5.7 million for the year ended December 31, 2024. Net commissions were $1.2 million for the quarter, up $0.9 million from $0.4 million for the quarter ended December 31, 2024 and $3.9 million on a full-year basis, up $1.2 million or 46% from $2.7 million for the year ended December 31, 2024. Commission revenue increased in the quarter and on a full-year basis due to higher ATM activity in our physical uranium trust.

•	Finance income was $2.5 million for the quarter, up $1 million or 71% from $1.4 million for the quarter ended December 31, 2024 and $6.7 million on a full-year basis, down $2.2 million or 25% from $8.9 million for the year ended December 31, 2024. The increase in the quarter was due to higher income generated in our co-investments in our private strategies segment, while the decrease on a full-year basis was due to last year's syndication activity in the first half of the year in the same segment.

1 See “non-IFRS financial measures” section in this press release and schedule 2 and 3 of "Supplemental financial information"

Key expense highlights

•	Net compensation expense was $20.9 million for the quarter, up $3.8 million or 22% from $17 million for the quarter ended December 31, 2024 and $75.1 million on a full-year basis, up $8.3 million or 12% from $66.8 million for the year ended December 31, 2024. The increase in the quarter and on a full-year basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 34% in the quarter (December 31, 2024 - 44%) and 40% on a full-year basis (December 31, 2024 - 45%).

Stock-based compensation expense was $28.2 million for the quarter, up $23.2 million from $5 million for the quarter ended December 31, 2024 and $75.5 million on a full-year basis, up $56.6 million from $18.8 million for the year ended December 31, 2024. The increase in the quarter and on a full-year basis was primarily due to a change in accounting requirements as we moved our employees to a new cash-settled stock-based compensation plan this year. Cash-settled stock plans require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. In contrast, last year, we had an equity-settled program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period. As at December 31, 2025, the total dollar amount of restricted share unit liability (net of tax) that management estimates will be paid for the year ended December 31, 2025 is 49% lower than the estimates noted above. The total number of restricted shares management estimates will vest for the year ended December 31, 2025 is 1.9% of the Company's total NYSE/TSX shares outstanding.

•	SG&A expense was $5.1 million for the quarter, up $0.1 million or 2% from $4.9 million for the quarter ended December 31, 2024 and $18.5 million on a full-year basis, down $0.3 million or 2% from $18.8 million for the year ended December 31, 2024. The increase in the quarter was due to higher marketing costs, while the decrease on a full-year basis was primarily due to lower technology costs.

Earnings summary

•	Net income for the quarter was $28.7 million ($1.11 per share), up $17 million from $11.7 million ($0.46 per share) for the quarter ended December 31, 2024 and was $67.3 million ($2.61 per share) on a full-year basis, up $18.1 million or 37% from $49.3 million ($1.94 per share) for the year ended December 31, 2024. Our net income performance was primarily due to market value appreciation and inflows to our precious metals physical trusts and carried interest and performance fee crystallizations in our managed equities and private strategies segments. These increases were partially offset by a change in accounting requirements brought on by our new cash-settled stock plan that took effect this year. Cash-settled stock plans like the one we implemented this year require the use of mark-to-market and graded vest accounting under IFRS 2, which creates the dual impact of: (1) accelerating the amount of vesting that occurs each period and (2) adding market volatility to each vested amount, in our case, at a time when our stock has appreciated 18% in the quarter and 132% on a full-year basis. In contrast, last year we had an equity-settled stock program that required each vest to be valued at the original grant date fair value on a constant basis over the entire amortization period.

•	Adjusted EBITDA was $42.1 million ($1.63 per share) for the quarter, up $19.8 million or 88% from $22.4 million ($0.88 per share) for the quarter ended December 31, 2024 and $121.4 million ($4.71 per share) on a full-year basis, up $36.2 million or 43% from $85.2 million ($3.35 per share) for the year ended December 31, 2024. Adjusted EBITDA in the quarter and on a full-year basis benefited from higher average AUM on market value appreciation and inflows to our precious metals physical trusts and ETFs.

Subsequent event

•	Subsequent to year-end, as at February 13, 2026, AUM was $70.1 billion, up 18% from $59.6 billion as at December 31, 2025. Our performance subsequent to year-end was the result of $7.7 billion of market value appreciation and $2.8 billion in net inflows, primarily in our exchange listed products.

•	On February 18, 2026, the Sprott Board of Directors announced a quarterly dividend of $0.40 per share.

Supplemental financial information

Please refer to the December 31, 2025 annual financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at December 31, 2025 and the Company's financial performance for the year ended December 31, 2025.

Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Sep. 30, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2025	Net management fee rate (2)
Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	14,112	191	1,673	—	15,976	0.35%
- Physical Silver Trust	9,338	661	5,110	—	15,109	0.45%
- Physical Gold and Silver Trust	7,309	(113)	1,869	—	9,065	0.40%
- Precious Metals ETFs	1,216	222	216	—	1,654	0.35%
- Physical Platinum & Palladium Trust	485	124	164	—	773	0.50%
	32,460	1,085	9,032	—	42,577	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,015	201	(58)	—	6,158	0.31%
- Critical Materials ETFs	3,200	101	(351)	—	2,950	0.51%
- Physical Copper Trust	104	5	22	—	131	0.33%
	9,319	307	(387)	—	9,239	0.37%
Total exchange listed products	41,779	1,392	8,645	—	51,816	0.39%

Managed equities (3)	5,171	(108)	906	(313)	5,656	0.82%

Private strategies	2,138	(1)	(3)	—	2,134	0.85%

Total AUM (4)	49,088	1,283	9,548	(313)	59,606	0.46%

12 months results

(In millions $)	AUM Dec. 31, 2024	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Dec. 31, 2025	Net management fee rate (2)
Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	8,608	1,429	5,939	—	15,976	0.35%
- Physical Silver Trust	5,227	1,410	8,472	—	15,109	0.45%
- Physical Gold and Silver Trust	5,013	(301)	4,353	—	9,065	0.40%
- Precious Metals ETFs	354	531	767	2	1,654	0.35%
- Physical Platinum & Palladium Trust	168	318	287	—	773	0.50%
	19,370	3,387	19,818	2	42,577	0.39%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	4,862	763	533	—	6,158	0.31%
- Critical Materials ETFs	2,020	85	845	—	2,950	0.51%
- Physical Copper Trust	90	4	37	—	131	0.33%
	6,972	852	1,415	—	9,239	0.37%
Total exchange listed products	26,342	4,239	21,233	2	51,816	0.39%

Managed equities (3)	2,873	(99)	3,268	(386)	5,656	0.82%

Private strategies	2,320	(191)	5	—	2,134	0.85%

Total AUM (4)	31,535	3,949	24,506	(384)	59,606	0.46%

(1)	See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2)	Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3)	Managed equities is made up of primarily precious metal strategies (54%), high net worth managed accounts (41%) and U.S. value strategies (5%).
(4)	No performance fees are earned on exchange listed products. Certain managed equities products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return. Private strategies LPs primarily earn carried interest calculated as a predetermined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Management fees	63,818	50,710	44,446	39,989	41,441	38,968	38,325	36,603
Fund expense recoveries	(469)	(386)	(327)	(279)	(280)	(275)	(260)	(231)
Fund expenses	(3,304)	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)	(2,234)
Direct payouts	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)	(1,461)
Carried interest and performance fees	38,104	1,757	14,807	—	2,511	4,110	698	—
Carried interest and performance fee payouts	(15,465)	(690)	(1,298)	—	(830)	—	(251)	—
Net fees	80,437	46,742	53,220	35,644	38,573	38,935	34,447	32,677
Commissions	2,655	3,816	1,725	286	819	498	3,332	1,047
Commission expense - internal	(275)	(329)	(180)	(52)	(146)	(147)	(380)	(217)
Commission expense - external	(1,143)	(1,801)	(779)	(47)	(290)	(103)	(1,443)	(312)
Net commissions	1,237	1,686	766	187	383	248	1,509	518
Finance income	2,464	1,583	1,213	1,402	1,441	1,574	4,084	1,810
Co-investment income	198	234	280	151	296	418	416	274
Less: Carried interest and performance fees (net of payouts)	(22,639)	(1,067)	(13,509)	—	(1,681)	(4,110)	(447)	—
Total net revenues (1)	61,697	49,178	41,970	37,384	39,012	37,065	40,009	35,279
Add: Carried interest and performance fees (net of payouts)	22,639	1,067	13,509	—	1,681	4,110	447	—
Gain (loss) on investments	4,195	7,012	2,703	1,534	(3,889)	937	1,133	1,809
Fund expenses (2)	4,447	4,579	3,478	2,511	2,998	2,488	4,100	2,546
Direct payouts (3)	17,987	2,890	3,187	1,654	2,537	1,630	2,039	1,678
Fund expense recoveries	469	386	327	279	280	275	260	231
Total revenues (4)	111,434	65,112	65,174	43,362	42,619	46,505	47,988	41,543
Compensation	61,329	38,550	33,825	19,597	19,672	18,547	19,225	17,955
Direct payouts (3)	(17,987)	(2,890)	(3,187)	(1,654)	(2,537)	(1,630)	(2,039)	(1,678)
Severance, new hire accruals and other	(125)	(111)	(32)	(52)	(166)	(58)	—	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (5)	(22,351)	(16,598)	(12,758)	(412)	71	(114)	(252)	(155)
Net compensation	20,866	18,951	17,848	17,479	17,040	16,745	16,934	16,122
Net compensation ratio	34%	39%	43%	47%	44%	46%	44%	47%
Fund expenses (2)	4,447	4,579	3,478	2,511	2,998	2,488	4,100	2,546
Direct payouts (3)	17,987	2,890	3,187	1,654	2,537	1,630	2,039	1,678
Severance, new hire accruals and other	125	111	32	52	166	58	—	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (5)	22,351	16,598	12,758	412	(71)	114	252	155
Selling, general, and administrative ("SG&A")	5,053	4,473	4,825	4,127	4,949	4,612	5,040	4,173
Interest expense	395	261	286	280	613	933	715	830
Depreciation and amortization	652	647	637	541	600	502	568	551
Foreign exchange (gain) loss	1,080	(666)	3,263	554	(2,706)	1,028	122	168
Other (income) and expenses	—	—	—	—	—	—	(580)	—
Total expenses	72,956	47,844	46,314	27,610	26,126	28,110	29,190	26,223
Net income (6)	28,728	13,159	13,501	11,957	11,680	12,697	13,360	11,557
Net income per share (7)	1.11	0.51	0.52	0.46	0.46	0.50	0.53	0.45
Adjusted EBITDA (8)	42,130	31,916	25,453	21,901	22,362	20,675	22,375	19,751
Adjusted EBITDA per share	1.63	1.24	0.99	0.85	0.88	0.81	0.88	0.78
Total assets (9)	525,779	466,169	439,429	386,131	388,798	412,477	406,265	389,784
Total liabilities (10)	158,534	121,441	93,955	59,986	65,150	82,198	90,442	82,365
Total AUM	59,605,519	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136	29,369,191
Average AUM	53,216,229	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343	29,035,667

(1)	Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; Q2 2024 - $650; and Q1 2024 - $465.
(2)	Includes fund expenses and commission expense - external. Together, these amounts are included in "Fund expenses" on the income statement.
(3)	Includes direct payouts, internal carried interest and performance fee payouts and commission payouts - internal. Together, these amounts are included in "Compensation" on the income statement.
(4)	Total revenues for the year ended December 31, 2025 were $285,082 (December 31, 2024- $178,655; December 31, 2023- $151,367).
(5)	The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.
(6)	Net income for the year ended December 31, 2025 was $67,345 (December 31, 2024 - $49,294; December 31, 2023- $41,799).
(7)	Basic and diluted net income per share for the year ended December 31, 2025 was $2.61 and $2.61, respectively (December 31, 2024 - $1.94 and $1.91, respectively; December 31, 2023 - $1.66 and $1.60, respectively).
(8)	Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.
(9)	Total assets as at December 31, 2025 were $525,779 (December 31, 2024 - $388,798; December 31, 2023- $378,835).
(10)	Total liabilities as at December 31, 2025 were $158,534 (December 31, 2024 - $65,150; December 31, 2023 - $73,130).

Schedule 3 - EBITDA reconciliation

	3 months ended		12 months ended
(In thousands $)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Net income for the period	28,728	11,680	67,345	49,294
Net income margin (1)	26%	27%	24%	28%
Adjustments:
Interest expense	395	613	1,222	3,091
Provision for income taxes	9,750	4,813	23,013	19,712
Depreciation and amortization	652	600	2,477	2,221
EBITDA	39,525	17,706	94,057	74,318
Adjustments:
(Gain) loss on investments (2)	(4,195)	3,889	(15,444)	10
Stock-based compensation (3)	28,234	4,988	75,451	18,817
Foreign exchange (gain) loss	1,080	(2,706)	4,231	(1,388)
Severance, new hire accruals and other	125	166	320	224
Revaluation of contingent consideration	—	—	—	(580)
Carried interest and performance fees	(38,104)	(2,511)	(54,668)	(7,319)
Carried interest and performance fee payouts (4)	15,465	830	17,453	1,081
Adjusted EBITDA (5)	42,130	22,362	121,400	85,163
Adjusted EBITDA margin (6)	68%	59%	64%	58%

(1)	Calculated as IFRS net income divided by IFRS total revenue.

(2)	This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.

(3)	The increase in the quarter and on a full-year basis was primarily due to the Company transitioning its employees, effective January 1, 2025, to a "cash-settled" stock-based compensation plan. This required mark-to-market accounting under IFRS 2 which led to market value fluctuations that were driven by NYSE:SII being up 18% in the quarter and 132% on a full-year basis. The balance also includes the effect of the new program's requirement to use graded vesting amortization.

(4)	Includes both internal and external carried interest and performance fee payouts.

(5)	Effective Q1 2025, we changed the name of one of our key non-IFRS measures: "adjusted base EBITDA" to "adjusted EBITDA". This was made to simplify wording and there was no impact to its calculation.

(6)	Prior period adjusted EBITDA margin excludes adjusted EBITDA from non-reportable segments of ($372) for the three months ended December 31, 2024 and ($1,466) for the year ended December 31, 2024.

Conference Call and Webcast

A webcast will be held today, February 19, 2026 at 10:00 am ET to discuss the Company's financial results.

Webcast Details:

Date: February 19, 2026

Time: 10:00am ET

Webcast: Webcast Registration

This press release includes financial terms (including AUM, net commissions, net fees, expenses, adjusted EBITDA, adjusted EBITDA margin and net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.

Net fees

Net fees are calculated as: (1) total management fees net of fund expenses and recoveries and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.

Net commissions

Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.

Net revenues

Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.

Net compensation & net compensation ratio

Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.

EBITDA, adjusted EBITDA and adjusted EBITDA margin

Effective in the first quarter of the year, we changed the name of one of our key non-IFRS measures: “adjusted base EBITDA” to “adjusted EBITDA”. The change was made to simplify wording and there was no impact to the underlying calculation.

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margin is a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.

Forward-Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly compelling environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott ("the Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates and significant judgments" in the Company’s MD&A for the period ended December 31, 2025. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 18, 2026; and (xxviii) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended December 31, 2025. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the Company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Senior Managing Partner

Investor and Institutional Client Relations

(416) 943-4394

gwilliams@sprott.com